May 10, 2017

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:    YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-13163

Dear Mr. Shenk:

YUM! Brands, Inc. (the “Company”) has received your letter dated April 19, 2017, which contained comments based on your review of the above-referenced Form 10-K. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2017

General

1.
We note that you have presented the October 2016 spinoff of Yum! China as a discontinued operation. FASB ASC 205-20-45-1B states that, for a spinoff to be considered a discontinued operation, the disposal needs to represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. While it appears that the spinoff of Yum! China represents a strategic shift as well as a significant refranchising of company-owned stores, it is unclear whether it will have a major effect on your financial results. Specifically, we note you will continue to earn the 3% licensing fee calculated off system sales that was previously eliminated in consolidation. Please explain to us why you believe this spinoff will have a major effect on your financial results. Include in your analysis any expenses that will be impacted by this transaction but were previously not allocated to segment performance results.

Response:

The Company respectfully acknowledges the Staff's comment, and confirms that in reaching its conclusion that the spinoff of Yum China Holdings, Inc. (“Yum China”) qualified as a discontinued operation, the Company considered FASB ASC 205-20-45-1B, which provides that a "disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results."

Yum! Brands, Inc.
May 10, 2017

The Company believes that the spinoff of Yum China did in fact have a major effect on our financial results. As shown below, the spinoff of Yum China resulted in a decrease of 51% of our Revenues, 27% of our Operating Profit and 33% of our Total Assets on a pro-forma basis for the fiscal year ended 2015.

Prior to the spinoff, the Company’s operations in mainland China were reported in YUM’s former China Division segment results and primarily comprised the restaurant operations of approximately 6,000 YUM Company-owned units. On November 3, 2016, the Company furnished pro forma financial information pursuant to Item 2.01 of Form 8-K and the related financial information required by Item 9.01 of Form 8-K that included the pro forma effect of the separation of YUM’s former China Division for the year ended December 26, 2015 (which at the date of the Form 8-K was the most recently completed full fiscal year) as if the spinoff had occurred on December 30, 2012 (for Revenues and Operating Profit) or September 3, 2016 (for Total Assets). Included below are the impact of the 3% license fee paid to YUM under the terms of the master license agreement that was previously eliminated in consolidation as well as certain previously unallocated expenses directly attributable to the separation that were recorded as discontinued operations.

USD MM	Previously Reported	Separation of China Division	Impact of 3% License Fee	Corporate & Unallocated	YUM Restated
Company sales	$11,145	$(6,789)	$—	$—	$4,356
Franchise fees and income	1,960	(120)	244	—	2,084
Revenues	$13,105	$(6,909)	$244	$—	$6,440

Operating Profit	$1,921	$(757)	$229	$10	$1,403

Total Assets	$10,432	$(3,444)	$—	$—	$6,988

As presented above, pro-forma Revenues, Operating Profit and Total Assets were 49%, 73% and 67% of amounts previously reported, respectively. The November 3, 2016 Form 8-K also presented Unaudited Pro Forma Consolidated Statements of Income for the year to date ended September 3, 2016, and the years ended December 27, 2014 and December 28, 2013 (all as if the spinoff had occurred on December 30, 2012). For those periods, pro-forma Revenues and Operating Profit as a percentage of amounts previously reported were as follows:

USD MM	2016	2015	2014	2013
% Revenue	49%	49%	50%	49%
% Operating Profit	67%	73%	97%	85%

The impact of the spinoff to YUM’s Revenues was similar for all periods presented. The impact of the spinoff to YUM’s Operating Profit was similar for 2015 and the year to date ended September 3, 2016. Operating profit attributable to discontinued operations for 2014 and 2013 was driven lower by the inclusion of $463 million and $295 million, respectively, of expense associated with non-cash impairment charges of our investment in Little Sheep. These historical non-cash impairment charges were included in discontinued operations as the Little Sheep ongoing operating results were included in the China Division results of operation prior to the spinoff and the Little Sheep concept ownership remained license-free with Yum China subsequent to the spinoff. However, given the non-recurring nature of these non-cash impairments we believe their impact on Operating Profit in 2013 and 2014 should be disregarded in the determination as to whether the spinoff had a major effect on YUM’s financial results.

Yum! Brands, Inc.
May 10, 2017

Based on the figures and explanations presented above, the Company has concluded that the Yum China spinoff had a major effect on our financial results.

2.
As a related matter, if this strategic shift will have a major effect on your financial results, it appears this impact constitutes a known trend and should be thoroughly discussed in MD&A. Refer to Item 303 of Regulation S-K.

Response:

As discussed in our Form 10-K, the Company restated its historical results of operations to reflect the impact of the Yum China spinoff for all periods presented. The results of the KFC and Pizza Hut Divisions for periods prior to the spinoff were restated to include the royalties that were previously eliminated as intercompany transactions and related value-added taxes that were previously included in our China Division results. We have also restated the results of our KFC and Pizza Hut Divisions to include the royalties paid by third-party franchisees previously included in China Division results that will be continued pursuant to the master license agreement following the spinoff.

Additionally, we presented restated historical cash flows on a continuing operations basis adjusted for the China spinoff in our Consolidated Statements of Cash Flows. Further, within the Liquidity and Capital Resources section of Management’s Discussion and Analysis we provide extensive discussion of our capital structure, plans for shareholder returns and general liquidity after the spinoff.

As such, the Company respectfully advises the Staff that it believes the presentation of historical operating results and cash flows on a basis that will be comparable with future presentations as well as the discussion of future liquidity considerations provide adequate disclosure related to known trends pursuant to Item 303 of Regulation S-K.

Note 5 - Items Affecting Comparability of Net Income and Cash Flows, page 64

Refranchising (Gain) Loss, page 64

3.
Footnote (b) to the table of refranchising gains and losses presented here indicates that, in 2016, you recognized a net gain of $11 million related to the reclassification of accumulated translation adjustments associated with Pizza Hut Australia upon entering into a master franchising agreement for that business that was deemed a complete liquidation of the Pizza Hut Australia foreign entity. Given your classification of the Separation of Yum! China as a discontinued operation, please tell us what consideration you gave to treating the complete liquidation and entrance into a master franchising agreement as a discontinued operation.

Response:

As noted above the spinoff of YUM China resulted in a decrease of 51% of our Revenues, 27% of our Operating Profit and 33% of our Total Assets on a pro forma basis for the fiscal year ended 2015.

Yum! Brands, Inc.
May 10, 2017

The sale of master franchise rights in Pizza Hut Australia represented a shift from a 100% franchised business to a master franchised business for less than 250 restaurants. Thus, prior to the sale of the master franchise business we did not operate Company-owned Pizza Huts in Australia and as a result we did not record any store-level assets related to this business. From a revenue standpoint, we transitioned from earning a royalty as a percentage of individual franchisee sales to a lower royalty as a percentage of all sales under the master franchising agreement. The impact to YUM’s Operating Profit from the lower royalty was offset by lower general and administrative expenses associated with operating the business under a master franchise agreement.

As a result of the sale of the master franchise agreement for Pizza Hut Australia, we disposed of less than 1% of each of our Revenues, Operating Profit and Assets. Only dispositions that have (or will have) a major effect on a company’s operations and financial results qualify for discontinued operations presentation per FASB ASC 205-20-45-1B. Based on the figures and explanations presented above, the Company has concluded that the master franchising of Pizza Hut Australia did not have a major effect on our financial results.

KFC U.S. Acceleration Agreement, page 65

4.
Please explain to us why you have not allocated the franchise and licensing expenses related to back-of-house equipment for franchisees and to provide incentives to accelerate franchisee store remodels to the KFC Division operating segment, but you have allocated incremental system advertising expenses described in the second paragraph.

Response:

As discussed in our Form 10-K, under the KFC Acceleration Agreement YUM agreed to spend approximately $185 million over three years, $125 million of which represents long-term investment spending such as restaurant remodels and new equipment purchases, along with approximately $60 million of incremental advertising spending.

The benefits of the long-term investment spending are expected to be realized over a period of several years as the related assets contribute to additional revenues. This investment spending was also incurred to build the brand on a longer-term basis through more contemporary restaurant assets as well as equipment that would provide operating flexibility in offering greater product innovations. Additionally, YUM investment spending on behalf of a single group of franchisees at such a level was unprecedented and not considered part of our ongoing operations.

In contrast, while difficult to quantify, advertising spending has a more direct, current financial benefit through increased revenues in the year the advertising is spent. Additionally, advertising is fundamental to our business model, as evidenced by the $260 million the Company spent on advertising in 2016. As we do not intend to spend more than $20 million of the $60 million advertising commitment under the KFC Acceleration Agreement in any one given year, the incremental advertising impact to YUM in a single year as a result of the KFC Acceleration Agreement was not considered to be significant relative to our total advertising spend.

Yum! Brands, Inc.
May 10, 2017

FASB ASC 280-10-50-27 requires that each segment item be the measure reported to the chief operating decision maker (CODM) for purposes of making decisions about allocating resources to the segment and assessing its performance. Our CODM excludes items from segment results that are not indicative of a segment’s ongoing operations due to their size and/or nature. The long-term investment spending was excluded from the KFC segment due to its size relative to similar, historical franchisee-support spending as well as the longer term returns it will generate. The advertising spending was included in the KFC segment given the role advertising plays in our business, its size relative to our normal advertising and the benefits of advertising which are largely realized concurrent with the spending.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Senior Vice President, Finance and Corporate Controller